MASTERWORKS

Invest Now: Basquiat's ($10,434,000)



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JEAN-MICHEL BASQUIAT

In 2021, total auction turnover for works by Jean-Michel Basquiat reached an all-time high of $439.3 million, inclusive of Buyer's Premium, signaling continued demand for the artist's work.

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